June 1, 2023

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Derby
Alexandra Barone

Re:	Professional Diversity Network, Inc.
Registration Statement on Form S-3 filed May 24, 2023 (File No. 333-272156)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Professional Diversity Network, Inc. (the “Company”) requests the acceleration of the effectiveness of the Registration Statement on Form S-3 (333-272156) (the “Registration Statement”) for June 5, 2023, at 4:00 p.m. Eastern Time, or as soon as possible thereafter.

If you have any questions regarding the foregoing, please call Charles Wu of Locke Lord LLP at 312-443-1868.

Very truly yours,

/s/ Adam He
Adam He
Chief Executive Officer

cc:	Charles Wu
Locke Lord LLP